# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wayfair Inc., CIK 0001616707
CUSIP: 94419L101
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 4 Copley Place, 7th Floor, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001144204-16-126500
Filed by CIK 0001538653

## Reporting persons
- Prescott General Partners LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,922,401; sole dispositive power 0; shared dispositive power 2,922,401; aggregate amount beneficially owned 2,922,401 (2.9% of the class)
  Comment: Prescott General Partners LLC, as the general partner of three private investment limited partnerships (the "Partnerships"), may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 2,922,401 shares held by the Partnerships.
- Prescott Investors Profit Sharing Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 108,014; shared voting power 0; sole dispositive power 108,014; shared dispositive power 0; aggregate amount beneficially owned 108,014 (0.1% of the class)
- Thomas W. Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,585,000; shared voting power 187,100; sole dispositive power 1,585,000; shared dispositive power 187,100; aggregate amount beneficially owned 1,772,100 (1.8% of the class)
  Comment: Mr. Smith has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 1,535,000 shares held by Ridgeview Smith Investments LLC, a limited liability company established by Mr. Smith, the sole member of which is a revocable trust established by Mr. Smith for the benefit of his family, as well as 50,000 shares held by a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee.
  
  In his capacity as investment manager for certain managed accounts, Mr. Smith may be deemed to have the shared power to vote or to direct the vote of and to dispose or to direct the disposition of 187,100 shares. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Mr. Smith is subject to each beneficiary's right, if so provided, to terminate or otherwise direct the disposition of the investment account.
- Jason M. Pohanka: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 649; shared voting power 0; sole dispositive power 649; shared dispositive power 0; aggregate amount beneficially owned 649 (0% of the class)

## Item 1. Issuer
Name of issuer: Wayfair Inc.
Address of issuer's principal executive offices: 4 Copley Place, 7th Floor Boston, MA, 02116

## Item 2. Person Filing
Name of person filing:
This statement is filed jointly by and on behalf of the following reporting persons (collectively, the "Reporting Persons"): (i) Prescott General Partners LLC ("PGP"); (ii) Prescott Investors Profit Sharing Trust ("PIPS"); (iii) Thomas W. Smith; and (iv) Jason M. Pohanka. This statement constitutes an exit filing for each of the Reporting Persons.

The joint filing of this statement shall not be deemed to be an admission that the Reporting Persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons each disclaim beneficial ownership of the shares reported in this statement in excess of those shares as to which they have or share voting or investment authority.
Address of principal business office or, if none, residence:
The following is the address of the principal business office of each of the Reporting Persons:

2200 Butts Road, Suite 320
Boca Raton, FL 33431
Citizenship: Please see row 4 of the cover pages of the respective Reporting Persons.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Please see row 9 of the cover pages of the respective Reporting Persons and the related footnotes on such cover pages.
Percent of class: Please see row 11 of the cover pages of the respective Reporting Persons. The percentages appearing on the cover pages of the respective Reporting Persons are calculated based on 99,627,299 shares of Class A Common Stock outstanding at October 25, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 1, 2024.
Sole power to vote or to direct the vote: Please see row 5 of the cover pages of the respective Reporting Persons and the related footnotes on such cover pages.
Shared power to vote or to direct the vote: Please see row 6 of the cover pages of the respective Reporting Persons and the related footnotes on such cover pages.
Sole power to dispose or to direct the disposition: Please see row 7 of the cover pages of the respective Reporting Persons and the related footnotes on such cover pages.
Shared power to dispose or to direct the disposition: Please see row 8 of the cover pages of the respective Reporting Persons and the related footnotes on such cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Prescott General Partners LLC: /s/ Scott J. Vassalluzzo, Managing Member (02/14/2025)
- Prescott Investors Profit Sharing Trust: /s/ Scott J. Vassalluzzo, Trustee (02/14/2025)
- Thomas W. Smith: /s/ Thomas W. Smith, Thomas W. Smith (02/14/2025)
- Jason M. Pohanka: /s/ Jason M. Pohanka, Jason M. Pohanka (02/14/2025)